Pricing Supplement Addendum dated May 30, 2012
to Pricing Supplement dated May 24, 2012,
Prospectus Supplement dated March 22, 2012
and Prospectus dated March 22, 2012

HSBC USA Inc. $1,494,000 Head Start Annual Income Opportunity Notes with Auto Cap Linked to a basket of 10 common stocks

On May 24, 2012, HSBC USA Inc. offered $1,488,000 of the notes, which we refer to as the "previously priced notes." An additional $6,000 of the notes are being offered hereby, which we refer to as the "reopened notes." We refer to the previously priced notes and the reopened notes together as the "notes." The reopened notes will have identical terms and conditions as the previously priced notes and will be consolidated with and form a single tranche with the previously priced notes. On the original issue date, we will issue notes with an aggregate principal amount of $1,494,000. Reference is made to the accompanying pricing supplement, prospectus supplement and prospectus for a description of the terms and conditions of the notes.

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per note; after the issuance of the previously priced notes and the reopened notes, the aggregate principal amount of the notes of this tranche will be $1,494,000.
CUSIP / ISIN:	4042K1K36 / US4042K1K360
Trade Date (for the reopened notes):	May 24, 2012.
Pricing Date:	May 24, 2012.
Original Issue Date (for the notes):	May 30, 2012.
Maturity Date:	May 30, 2017, or if such day is not a Business Day, the next succeeding Business Day.
Price to Public:	$1,000.
Fees and Commissions Per Note / Total (for all Notes):	$40.00 / $59,760.00. Representing the average per note fees and commissions.
Proceeds to Issuer Per Note / Total (for all Notes):	$960.00 / $1,434,240.00.
Form of Notes:	Book-Entry.
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of the accompanying pricing supplement and page S-3 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or adequacy of this pricing supplement addendum or the accompanying pricing supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Issuer, when the reopened notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and delivered against payment as contemplated herein, such reopened notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 22, 2012, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 filed with the Securities and Exchange Commission on March 22, 2012.